Mail Stop 6010

January 16, 2008

Steve Filton
Senior Vice President and Chief Financial Officer
Universal Health Services, Inc.
367 South Gulph Road
King of Prussia, PA 19406

      Re: Universal Health Services, Inc.
               Definitive Proxy Statement
               Filed April 20, 2007
               File No. 001-10765

Dear Mr. Filton:

      We have reviewed your response letter dated October 19, 2007 and have the following comments. Please respond to our comments by February 1, 2008 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1.   We note your responses to prior comments 1, 2, 3, 7, 9, 10 and 11. Please confirm that you will include disclosure in the "Compensation Discussion and Analysis" portion of your future filings, as applicable, that reflects the substance of those responses. When you include disclosure that is responsive to prior comment 3, please ensure that that it is clear which companies were used as comparator companies for purposes of the various elements of compensation paid or awarded to your named executive officers.

2.   We note the additional discussion and analysis in your response to comment 4 of the specific quantitative and qualitative aspects of the business goals and performance objectives to be achieved in order for your named executive officers to earn their incentive compensation. Please confirm that your future filings, to the extent applicable, will include at least as much detail as you have provided in your response to our comment and that you will provide all other information with respect to the business goals and performance objectives that is material to your investors' understanding of your compensation policies and decisions with respect to your named executive officers. In addition, please provide a more

detailed explanation as to why disclosure of the undisclosed business goals and performance objectives, such as the divisional/regional performance criteria would cause substantial competitive harm. For example, describe for us what information your competitors could derive from such disclosure and how such information could be used to cause substantial competitive harm. Also, please tell us why the disclosure of such information would not be material to your investors' understanding of your compensation policies and decisions.

3.   We note your response to prior comment 5. To the extent applicable, please confirm that you will include disclosure in the "Compensation Discussion and Analysis" portion of your future filings that reflects the substance of that response. In addition, please discuss and analyze how the $5.0 million special bonus granted to Mr. Miller will affect decisions regarding the types of, and amounts paid under, the other elements of his compensation package.

If you have any questions, please contact me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney